Exhibit 14.1

RINGCENTRAL, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

(Adopted September 13, 2013 and effective

as of RingCentral, Inc.’s initial public offering)

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TABLE OF CONTENTS

(continued)

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INTRODUCTION

This Code of Business Conduct and Ethics is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate and timely disclosure in reports and documents we file with or submit to the U.S. Securities and Exchange Commission and in our other public communications;

•	compliance with applicable laws, rules and regulations;

•	the prompt internal reporting of violations of this Code; and

•	accountability for adherence to this Code.

This Code applies to all directors, officers and employees of the company and its subsidiaries, who, unless otherwise specified, will be referred to jointly as employees. Agents and contractors of the company are also expected to read, understand and abide by this Code.

This Code should help guide your conduct in the course of our business. However, many of the principles described in this Code are general in nature, and the Code does not cover every situation that may arise. Use common sense and good judgment in applying this Code. If you have any questions about applying the Code, it is your responsibility to seek guidance.

This Code is not the exclusive source of guidance and information regarding the conduct of our business. You should consult applicable policies and procedures in specific areas as they apply. The Code is intended to supplement, not replace, the employee handbook and the other policies and procedures of the company.

We are committed to continuously reviewing and updating our policies and procedures. The company therefore reserves the right to amend, alter or terminate this Code at any time and for any reason, subject to applicable law.

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YOUR RESPONSIBILITIES

•	You are expected to read and understand this Code of Business Conduct and Ethics.

•	You must uphold these standards in day-to-day activities and comply with all applicable policies and procedures in the Code.

•	Part of your job and ethical responsibility is to help enforce this Code. You should be alert to possible violations and promptly report violations or suspected violations of this Code. Please refer to “Procedural Matters—Reporting Violations” for more information.

•	You must cooperate with investigations into possible Code violations and be truthful and forthcoming in the course of these investigations.

•	Reprisals, threats, retribution or retaliation against any person who has in good faith reported a violation or a suspected violation of law, this Code or other company policies, or against any person who is assisting in good faith in any investigation or process with respect to such a violation, is prohibited.

•	In trying to determine whether any given action is appropriate, keep these steps in mind:

•	Obtain all relevant facts.

•	Assess the responsibilities and roles of those involved.

•	Using your judgment and common sense, evaluate whether the action seems unethical or improper.

•	Seek guidance.

•	If you are unsure about any situation or any provision of the Code or any other related policy, discuss the matter with your manager or responsible employees in the Legal or Human Resources Departments.

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GENERAL STANDARDS OF CONDUCT

Overview

Honest and ethical conduct is critical to our business. All employees, agents and contractors have a duty to comply with applicable law and to act in an honest and ethical manner.

Compliance with law

You are responsible for complying with all laws, rules, regulations and regulatory orders applicable to the conduct of our business. If you are located or engaging in business outside of the United States, you must comply with laws, rules, regulations and regulatory orders of the United States, including the Foreign Corrupt Practices Act and U.S. export rules and regulations, in addition to the applicable laws of other jurisdictions. If compliance with the Code should ever conflict with law, you must comply with the law.

You should undertake to acquire knowledge of the legal requirements relating to your duties sufficient to enable you to recognize potential dangers and to know when to seek advice from managers or other appropriate personnel. In some instances, this may include knowing and understanding legal requirements related to antitrust, privacy and data breach, government contracting, export controls, and/or immigration compliance.

Violations of laws, rules, regulations and orders may subject you to individual criminal or civil liability, in addition to discipline by the company. Violations may also subject the company to civil or criminal liability or the loss of business.

No discrimination or harassment

The company is committed to providing a work environment that is free of discrimination and harassment. The company is an equal opportunity employer and makes employment decisions on the basis of merit and business needs. In addition, the company strictly prohibits harassment of any kind, including harassment on the basis of race, color, veteran status, religion, gender, sex, sexual orientation, age, mental or physical disability, medical condition, national origin, marital status or any other characteristics protected under federal or state law or local ordinance.

Health and safety

You are responsible for using good judgment to help ensure a safe and healthy workplace for all employees.

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AVOIDING CONFLICTS OF INTERESTS

Overview

Your decisions and actions in the course of your employment with the company should be based on the best interests of the company, and not based on personal relationships or benefits. You should seek to avoid situations where your personal activities and relationships conflict, or appear to conflict, with the interests of the company, except under guidelines approved by the Board of Directors. This includes situations where you may have or appear to have an indirect conflict through, for example, a significant other or a relative or other persons or entities with which you have a business, social, familial, personal or other relationship. A conflict may also arise when you take actions or have interests that make it difficult for you to perform your work for the company objectively and effectively. You must disclose to your manager any interest that you have that may, or may appear to, conflict with the interests of the company.

There are a variety of situations in which a conflict of interest may arise. While it would be impractical to attempt to list all possible situations, some common types of conflicts are discussed below.

Outside employment and directorships

Unless you are a non-employee director of the company, you may not perform services as a director, employee, agent or contractor for a customer, a supplier or any other entity that has a business relationship with the company without approval from the company. Non-employee directors of the company must promptly inform the company of any such service. You may not perform services as a director, employee, agent or contractor for any competitor of the company.

Financial interests in other companies

You should not have a financial interest—including an indirect interest through, for example, a relative or significant other—in any organization if that interest would give you or would appear to give you a conflict of interest with the company. You should be particularly sensitive to financial interests in competitors, suppliers, customers, distributors and strategic partners.

Transactions with the company

If you have a significant financial interest in a transaction involving the company—including an indirect interest through, for example, a relative or significant other or a business entity—you must disclose that interest, and that interest must be approved by the company in a manner specified by company policy. We encourage you to seek guidance if you have any questions as to whether an interest in a transaction is significant. If it is determined that the transaction is required to be reported under SEC rules, the transaction will be subject to review and approval by the Audit Committee of the Board of Directors. Any dealings with a related party must be conducted in such a way that no preferential treatment is given to that business.

Corporate opportunities

You may not directly or indirectly exploit for personal gain any opportunities that are discovered through the use of corporate property, information or position unless the opportunity is disclosed fully in writing to the Board of Directors or its designated committee and the Board of Directors or its designated committee declines to pursue the opportunity.

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Loans by the company

Loans from the company to directors and executive officers are prohibited. Loans from the company to other officers and employees must be approved in advance by the Board of Directors or its designated committee.

Election or appointment to public office

You may serve in an elected or appointed public office provided that the position does not create or appear to create a conflict of interest.

Guidance and approvals

Evaluating whether a conflict of interest exists, or may appear to exist, requires the consideration of many factors. We encourage you to seek guidance and approval in any case where you have any questions or doubts. The company may at any time rescind prior approvals to avoid a conflict of interest, or the appearance of a conflict of interest, for any reason deemed to be in the best interest of the company.

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PUBLIC COMMUNICATIONS

Public communications and filings

The company files reports and other documents with regulatory authorities, including the U.S. Securities and Exchange Commission and The New York Stock Exchange. In addition, from time to time the company makes other public communications, such as issuing press releases.

Depending upon your position with the company, you may be called upon to provide information to help assure that the company’s public reports and communications are complete, fair and accurate. You are expected to use all reasonable efforts to provide complete, accurate, objective, relevant, timely and understandable answers to inquiries related to the company’s public disclosures.

Individuals involved in the preparation of public reports and communications must use all reasonable efforts to comply with our disclosure controls and procedures, which are designed to ensure full, fair, accurate and timely disclosure in our public reports and communications.

If you believe that any disclosure is materially misleading or if you become aware of any material information that you believe should be disclosed to the public, it is your responsibility to bring this information to the attention of the Legal Department. If you believe that questionable accounting or auditing conduct or practices have occurred or are occurring, you should notify the Audit Committee of the Board of Directors.

Communication procedures

You may not communicate externally on behalf of the company unless you are authorized to do so. The company has established specific policies regarding who may communicate information to the public, the press, market professionals (such as securities analysts, institutional investors, investment advisors, brokers and dealers) and security holders on behalf of the company:

•	Our Chief Executive Officer, President, Chief Financial Officer and their authorized designees are our official spokespeople for financial matters.

•	Our Chief Executive Officer, President and Chief Financial Officer and their authorized designees, are our official spokespeople for public comment, press, marketing, technical and other such information.

You should refer all calls or other inquiries from the press, market professionals or security holders to the Investor Relations Department, which will see that the inquiry is directed to the appropriate persons within the company.

All communications made to public audiences on behalf of the company including formal communications and presentations made to investors, customers or the press, require prior approval of the General Counsel and the Chief Financial Officer.

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FINANCIAL REPORTING

Overview

As a public company, we are required to follow strict accounting principles and standards, to report financial information accurately and completely in accordance with these principles and standards, and to have appropriate internal controls and procedures to ensure that our accounting and financial reporting complies with law. The integrity of our financial transactions and records is critical to the operation of our business and is a key factor in maintaining the confidence and trust of our employees, security holders and other stakeholders.

Compliance with rules, controls and procedures

It is important that all transactions are properly recorded, classified and summarized in our financial statements, books and records in accordance with our policies, controls and procedures, as well as all generally accepted accounting principles, standards, laws, rules and regulations for accounting and financial reporting. If you have responsibility for or any involvement in financial reporting or accounting, you should have an appropriate understanding of, and you should seek in good faith to adhere to, relevant accounting and financial reporting principles, standards, laws, rules and regulations and the company’s financial and accounting policies, controls and procedures. This includes ensuring that all bookkeeping and records comply with the Foreign Corrupt Practices Act where applicable, as explained in greater detail in the Company’s Anti-Corruption policy, available via the Company’s intranet at http://                    . If you are a senior officer, you should seek to ensure that the internal controls and procedures in your business area are in place, understood and followed.

Accuracy of records and reports

It is important that those who rely on records and reports—managers and other decision makers, creditors, customers and auditors—have complete, accurate and timely information. False, misleading or incomplete information undermines the company’s ability to make good decisions about resources, employees and programs and may, in some cases, result in violations of law. Anyone involved in preparing financial or accounting records or reports, including financial statements and schedules, must be diligent in assuring that those records and reports are complete, accurate and timely. Anyone representing or certifying as to the accuracy of such records and reports should make an inquiry or review adequate to establish a good faith belief in their accuracy.

Even if you are not directly involved in financial reporting or accounting, you are likely involved with financial records or reports of some kind—a voucher, time sheet, invoice or expense report. In addition, most employees have involvement with product, marketing or administrative activities, or performance evaluations, which can affect our reported financial condition or results. Therefore, the company expects you, regardless of whether you are otherwise required to be familiar with finance or accounting matters, to use all reasonable efforts to ensure that every business record or report with which you deal is accurate, complete and reliable.

Intentional misconduct

You may not intentionally misrepresent the company’s financial performance or otherwise intentionally compromise the integrity of the company’s reports, records, policies and procedures. For example, you may not:

•	report information or enter information in the company’s books, records or reports that fraudulently or intentionally hides, misrepresents or disguises the true nature of any financial or non-financial transaction or result;

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•	establish any undisclosed or unrecorded fund, account, asset or liability for any improper purpose;

•	enter into any transaction or agreement that accelerates, postpones or otherwise manipulates the accurate and timely recording of revenues or expenses;

•	intentionally misclassify transactions as to accounts, business units or accounting periods; or

•	knowingly assist others in any of the above.

Dealing with auditors

Our auditors have a duty to review our records in a fair and accurate manner. You are expected to cooperate with independent and internal auditors in good faith and in accordance with law. In addition, you must not fraudulently induce or influence, coerce, manipulate or mislead our independent or internal auditors regarding financial records, processes, controls or procedures or other matters relevant to their engagement. You may not engage, directly or indirectly, any outside auditors to perform any audit, audit-related, tax or other services, including consulting, without written approval from the Controller and the Audit Committee of the Board of Directors.

Obligation to investigate and report potential violations

You should make appropriate inquiries in the event you may see, for example:

•	financial results that seem inconsistent with underlying business performance;

•	inaccurate financial records, including travel and expense reports, time sheets or invoices;

•	the circumventing of mandated review and approval procedures;

•	transactions that appear inconsistent with good business economics;

•	the absence or weakness of processes or controls; or

•	persons within the company seeking to improperly influence the work of our financial or accounting personnel, or our external or internal auditors.

Dishonest or inaccurate reporting can lead to civil or even criminal liability for you and the company and can lead to a loss of public faith in the company. You are required to promptly report any case of suspected financial or operational misrepresentation or impropriety.

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Keeping the Audit Committee informed

The Audit Committee plays an important role in ensuring the integrity of our public financial reports. If you believe that questionable accounting or financial conduct or practices have occurred or are occurring, you should notify the Audit Committee of the Board of Directors, the Company’s Chief Financial Officer or the Company’s General Counsel. In particular, the Chief Executive Officer and senior financial officers such as the Chief Financial Officer and the Controller should promptly bring to the attention of the Audit Committee any information of which he or she may become aware concerning, for example:

•	the accuracy of material disclosures made by the company in its public filings;

•	material weaknesses or significant deficiencies in internal control over financial reporting;

•	any evidence of fraud that involves an employee who has a significant role in the company’s financial reporting, disclosures or internal controls or procedures; or

•	any evidence of a material violation of the policies in this Code regarding financial reporting.

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SAFEGUARDING COMPANY ASSETS

Overview

All employees, agents and contractors are responsible for the proper use of company assets. This responsibility applies to all of the company’s assets, including your time, work and work product; cash and accounts; physical assets such as inventory, equipment, vehicles, computers, systems, facilities and supplies; intellectual property, such as patents, copyrights, trademarks, inventions, technology and trade secrets; and other proprietary or nonpublic information.

•	You should use all reasonable efforts to safeguard company assets against loss, damage, misuse or theft.

•	You should be alert to situations that could lead to loss, damage, misuse or theft of company assets, and should report any loss, damage, misuse or theft as soon as it comes to your attention.

•	You should not use, transfer, misappropriate, loan, sell or donate company assets without appropriate authorization.

•	You must take reasonable steps to ensure that the company receives good value for company funds spent.

•	You may not use company assets in a manner that would result in or facilitate the violation of law.

•	You should use and safeguard assets entrusted to the company’s custody by customers, suppliers and others in the same manner as company assets.

Use of Computers and Other Equipment

While computers and other electronic devices are made accessible to employees to assist them to perform their jobs and to promote our interests, all such computers and electronic devices, whether used entirely or partially on the company’s premises or with the aid of the company’s equipment or resources, must remain fully accessible to the company and will remain the sole and exclusive property of the company. You must immediately return all Company equipment when their employment relationship with the Company ends.

Employees should not maintain any expectation of privacy with respect to any electronic communications made using Company equipment. To the extent permitted by applicable law, the company retains the right to gain access to any such information, at any time, with or without your knowledge, consent or approval. Please refer to the Company’s separate policies and procedures for more information about use of computers and other equipment.

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Protecting the company’s information

In the course of your involvement with the company, you may come into possession of information that has not been disclosed or made available to the general public. This nonpublic information may include, among other things:

•	financial data and projections;

•	proprietary and technical information, such as trade secrets, patents, inventions, product plans and customer lists;

•	information regarding corporate developments, such as business strategies, plans for acquisitions or other business combinations, divestitures, major contracts, expansion plans, financing transactions and management changes;

•	personal information about employees; and

•	nonpublic information of customers, suppliers and others.

If you have any questions as to what constitutes nonpublic information, please consult the Legal Department.

All nonpublic information must only be used for company business purposes. You have an obligation to use all reasonable efforts to safeguard the company’s nonpublic information. You may not disclose nonpublic information to anyone outside of the company, except when disclosure is required by law or when disclosure is required for business purposes and appropriate steps have been taken to prevent misuse of that information. This responsibility includes not disclosing nonpublic information in Internet discussion groups, chat rooms, bulletin boards or other electronic media. In cases where disclosing nonpublic information is required or necessary, you should coordinate with the Legal Department. The misuse of nonpublic information is contrary to company policy and may also be a violation of law.

Each employee is required to sign an At Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement that addresses the use and disclosure of confidential information of the company.

Prohibition on insider trading

You may not directly or indirectly—through, for example, significant others, family members or controlled entities—buy or sell stocks or other securities of the company or any other company based on nonpublic information obtained from your work at the company. In addition, you may not “tip” others by providing them nonpublic information under circumstances that suggest that you were trying to help them make an investment decision. These obligations are in addition to your obligations with respect to nonpublic information generally, as discussed above.

Under U.S. securities laws, it is unlawful for any person who has “material” nonpublic information about a company to trade in the stock or other securities of that company or to disclose such information to others who may trade. Material nonpublic information is information about a company that is not known to the general public and that a typical investor would consider important in making a decision to buy, sell or hold securities. Violations of U.S. securities laws may result in civil and criminal penalties, including disgorgement of profits, civil judgments, fines and jail sentences.

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You should be aware that stock market surveillance techniques are becoming increasingly sophisticated, and the probability that U.S. federal or other regulatory authorities will detect and prosecute even small-level trading is significant. Insider trading rules are strictly enforced, even in instances when the financial transactions seem small.

You may not make an unauthorized disclosure of any nonpublic information acquired in the course of your service with the Company or misuse material nonpublic information in securities trading. Any such actions will be deemed violations of the Company’s Insider Trading Policy, which is available via the Company’s intranet at http://                    . All employees should be familiar with the Company’s policy regarding Insider Trading. If you have any questions at all regarding trading in the company’s securities, contact the Legal Department for guidance.

Maintaining and managing records

The company is required by local, state, federal, foreign and other applicable laws, rules and regulations to retain certain records and to follow specific guidelines in managing its records. Records include paper documents, email, compact discs, computer hard drives, floppy disks, microfiche, microfilm and all other recorded information, regardless of medium or characteristics. Civil and criminal penalties for failure to comply with such guidelines can be severe for employees, agents, contractors and the company.

You should consult with the Legal Department regarding the retention of records in the case of actual or threatened litigation or government investigation. The Legal Department will notify you if a legal hold is placed on records for which you are responsible. A legal hold suspends all document destruction procedures in order to preserve appropriate records under special circumstances, such as litigation or government investigations. The Legal Department determines and identifies what types of records or documents are required to be placed under a legal hold. If a legal hold is placed on records for which you are responsible, you must preserve and protect the necessary records in accordance with instructions from the Legal Department. Records or supporting documents that are subject to a legal hold must not be destroyed, altered or modified under any circumstance. A legal hold remains effective until it is officially released in writing by the Legal Department. If you are unsure whether a document has been placed under a legal hold, you should preserve and protect that document while you check with the Legal Department.

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RESPONSIBILITIES TO OUR CUSTOMERS, SUPPLIERS AND COMPETITORS

Overview

You should respect the rights of, and deal fairly with, the company’s customers, suppliers, business partners and competitors in compliance with law. You should not take unfair advantage of anyone through deception, misrepresentation, manipulation, coercion, abuse of privileged information or any intentional unfair business practice.

Improper payments

You should not authorize, offer, promise or give, or solicit or accept, money, gifts, entertainment, privileges, gratuities, benefits or other items of value intended to improperly influence, directly or indirectly, any business decision or that otherwise violate law or create the appearance of impropriety. The offering or acceptance of improper payments when dealing with foreign officials or commercial entities abroad can also result in violations of the Foreign Corrupt Practices Act, the United Kingdom Bribery Act, and other foreign laws and regulations prohibiting corruption and commercial bribery. The Company’s Anti-Corruption policy, available via the Company’s intranet at http://                    , sets forth in greater detail the Company’s policies and practices regarding these payments. You should contact the Legal Department if you have any questions as to whether a payment is proper.

Gifts and entertainment

You may, from time to time, provide or accept business amenities to aid in building legitimate business relationships. Business amenities may include gifts, meals, services, entertainment, reimbursements, loans, favors, privileges or other items of value.

Any business amenity should be consistent with customary business practice and should be reasonable and appropriate for the circumstance. Business amenities should not be lavish or excessive. Business amenities should not violate law or create an appearance of impropriety. You should avoid providing or accepting any cash payment, or other business amenity that can be construed as a bribe or payoff. All company funds expended for business amenities must be accurately recorded in the company’s books and records. For additional details on policies and practices relating to gifts and entertainments and the propriety of such gifts when dealing with foreign officials or foreign commercial entities, please see the Company’s Anti-Corruption policy. We encourage you to contact the Legal Department if you have any questions as to whether a business amenity is permissible.

In some business situations outside of the United States, it is customary and lawful for business executives to present gifts to representatives of their business partners. These gifts may be of more than a nominal value, and under the circumstances, returning the gifts or paying for them may be an affront to the giver. If you find yourself in such a situation, you must report the gift to the General Counsel. In some cases, you may be required to turn the gift over to the company.

Special restrictions apply when dealing with government employees. For more information, see the next section on “Working with Governments”.

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Selecting suppliers

The company’s policy is to select suppliers based on the merits of their products, services and business practices and to purchase supplies based on need, quality, service, price and other terms and conditions of sale. You may not establish a business relationship with any supplier if you know that its business practices violate applicable laws.

Handling the nonpublic information of others

You must handle the nonpublic information of others responsibly and in accordance with our agreements with them. Nonpublic information of others includes notes, reports, conclusions and other materials prepared by a company employee based on the nonpublic information of others.

You should not knowingly accept information offered by a third party, including a customer, supplier or business partner, that is represented as nonpublic, or that appears from the context or circumstances to be nonpublic, unless an appropriate nondisclosure agreement has been signed with the party offering the information. You should contact the Legal Department to coordinate the appropriate execution of nondisclosure agreements on behalf of the company.

Even after a nondisclosure agreement is in place, you should accept only the information that is necessary or appropriate to accomplish the purpose of receiving it, such as a decision on whether to proceed to negotiate a deal. If more detailed or extensive information is offered and it is not necessary or appropriate for your immediate purposes, it should be refused. If any such information is inadvertently received, it should be transferred to the Legal Department for appropriate disposition.

Once the company has received nonpublic information, you should use all reasonable efforts to:

•	abide by the terms of the relevant nondisclosure agreement, including any obligations with respect to the return or destruction of the nonpublic information;

•	limit the use of the nonpublic information to the purpose for which it was disclosed; and

•	disseminate the nonpublic information only to those other company employees, agents or contractors with a need to know the information to perform their jobs for the company, as may be set forth in the relevant nondisclosure agreement.

Improperly obtaining or using assets or information

You may not unlawfully obtain or use the materials, products, intellectual property, proprietary or nonpublic information or other assets of anyone, including suppliers, customers, business partners and competitors. You must respect the copyrights of others and may not use software, or other copyrighted material, if doing so would violate the rights of a copyright holder or exceed the terms of a license. You may not coerce or improperly induce past or present employees of other companies to disclose proprietary or nonpublic information of their former or other employers.

Free and fair competition

It is our policy to lawfully compete in the marketplace. Our commitment to fairness includes respecting the rights of our competitors to compete lawfully in the marketplace and abiding by all applicable laws in the course of competing.

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Most countries have well-developed bodies of law designed to encourage and protect free and fair competition. These laws are broad and far-reaching and regulate the company’s relationships with its distributors, resellers, suppliers and customers. Competition laws generally address the following areas: pricing practices (including predatory pricing, price fixing and price discrimination), discounting, terms of sale, credit terms, promotional allowances, secret rebates, exclusive dealerships or distributorships, product bundling, restrictions on carrying competing products, termination and many other practices.

Competition laws also govern, usually quite strictly, relationships between the company and its competitors. Collusion among competitors is illegal, and the consequences of a violation are severe. You must not enter into an agreement or understanding, written or oral, express or implied, with any competitor concerning prices, discounts or other terms or conditions of sale; profits or profit margins; costs; allocation of product, customers, markets or territories; limitations on production or supply; boycotts of customers or suppliers; or bids or the intent to bid, or even discuss or exchange information on these subjects.

The company is committed to obeying both the letter and spirit of these laws, which are often referred to as antitrust, consumer protection, competition or unfair competition laws. Although the spirit of these laws is straightforward, their application to particular situations can be quite complex. To ensure that the company complies fully with these laws, you should have a basic knowledge of them and should promptly involve our Legal Department when questionable situations arise.

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WORKING WITH GOVERNMENTS

Overview

Special rules govern our business and other dealings with governments. Employees, agents and contractors of the company should use all reasonable efforts to comply with all applicable laws and regulations governing contact and dealings with governments, government employees and public officials. If you deal with governments, government employees or public officials, you should undertake to understand the special rules that apply. If you have any questions concerning government relations, you should contact the Legal Department.

Government contracts

You should use all reasonable efforts to comply with all relevant laws and regulations that apply to government contracting. You should refer any contract with any governmental entity to the Legal Department for review and approval.

Requests by regulatory authorities

You must cooperate with appropriate government inquiries and investigations in accordance with law. It is important, however, to protect the legal rights of the company with respect to its nonpublic information. All government requests for company information, documents or investigative interviews should be referred to the Legal Department. You should work with the Legal Department in responding to requests by regulatory authorities to ensure appropriate responses and to avoid inappropriate disclosure of attorney-client privileged materials, trade secret information or other nonpublic information. This policy should not be construed to prevent an employee from disclosing information to a government or law enforcement agency where the employee has reasonable cause to believe that the information discloses a violation of, or noncompliance with, a state or federal statute or regulation.

Improper payments to government officials

You may not offer any payment or business amenity to a public official or a government employee if doing so could reasonably be construed as having any connection with the company’s business, even if it has a nominal value or no value at all. You should be aware that what may be permissible in dealings with commercial businesses may be deemed illegal and possibly criminal in dealings with the government. You should contact the Legal Department for guidance.

Whether you are located in the United States or abroad, you are also responsible for fully complying with the Foreign Corrupt Practices Act. The Foreign Corrupt Practices Act makes it illegal to offer, pay, promise to pay or authorize to pay any money, gift or other item of value to any foreign official, political party or candidate to assist the company or another to obtain or retain business. The Foreign Corrupt Practices Act forbids doing indirectly, such as through an agent or consultant, what it would be illegal to do directly. All managers and supervisory personnel are expected to monitor continued compliance with the Foreign Corrupt Practices Act. If you have questions or concerns about the Foreign Corrupt Practices Act, please refer to the Company’s Anti-Corruption policy, available via the Company’s intranet at http://                    , or contact the Legal Department.

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Political contributions

The company reserves the right to communicate its position on important issues to elected representatives and other government officials. It is the company’s policy to comply fully with all local, state, federal, foreign and other applicable laws, rules and regulations regarding political contributions. The company’s assets—including company funds, employees’ work time and company premises and equipment—must not be used for, or be contributed to, political campaigns or political activities under any circumstances without prior written approval.

Lobbying

You must obtain approval from the General Counsel for any work activity that requires lobbying communication with any member or employee of a legislative body or with any government official or employee in the formulation of legislation. Work activity covered by this policy includes meetings with legislators or members of their staffs or with senior executive branch officials on behalf of the company. Preparation, research and other background activities that are done in support of such lobbying communication are also covered by this policy even if the communication ultimately is not made.

Trade restrictions

A number of countries maintain controls on the destinations to which products or software may be exported. Some of the strictest export controls are maintained by the United States against countries that the U.S. government considers unfriendly or as supporting international terrorism. The U.S. regulations are complex and apply both to deemed exports from the United States and to deemed exports of products from other countries when those products contain U.S.-origin components or technology. For example, software created in the United States is subject to these regulations even if duplicated and packaged abroad. In some circumstances, an oral presentation containing technical data made to foreign nationals in the United States or access by foreign nationals to certain technology may constitute a controlled export. The Legal Department can provide you with guidance on which countries are prohibited destinations for company products or whether a proposed technical presentation or the provision of controlled technology to foreign nationals may require a U.S. government license.

Immigration laws

The United States and other countries impose restrictions on non-citizens visiting or working in the country. In many instances visas or work permits must be obtained from the government. You are responsible for complying with all applicable immigration laws. If you have any uncertainty concerning the requirements of the law, you should consult with the Legal Department before working in, or travelling to, a country of which that person is not a citizen, or authorizing any person to do so.

PROCEDURAL MATTERS

Distribution

All employees will receive a copy of this Code at the time they join the company and will receive periodic updates. Agents and contractors should also be provided with a copy of the Code.

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Acknowledgment

All new employees must sign an acknowledgment form confirming that they have read the Code and that they understand and agree to comply with its provisions. Signed acknowledgment forms will be kept in your personnel file. Failure to read the Code or to sign an acknowledgement form does not excuse any person from the terms of the Code.

Approvals and waivers

Except as otherwise provided in the Code, the Board of Directors or its designated committee must review and approve any matters requiring special permission under the Code for a member of the Board of Directors or an executive officer. Except as otherwise provided in the Code, the Chief Financial Officer and the General Counsel must review and approve any matters requiring special permission under the Code for any other employee, agent or contractor.

Any waiver of any provision of this Code for a member of the Board of Directors or an executive officer must be approved in writing by the Board of Directors or its designated committee and promptly disclosed, along with the reasons for the waiver, to the extent required by law or regulation. Any waiver of any provision of this Code with respect to any other employee, agent or contractor must be approved in writing by the Chief Financial Officer and the General Counsel.

Copies of approvals and waivers will be retained by the company.

Reporting violations

Subject to compliance with any applicable local law requirements, you should promptly report violations or suspected violations of this Code to the General Counsel or other designated Legal Department contact at 1400 Fashion Island Blvd., 7th Floor, San Mateo, CA 94404 or johnm@ringcentral.com. If you wish to remain anonymous, send an anonymous letter addressed to the General Counsel at 1400 Fashion Island Blvd., 7th Floor, San Mateo, CA 94404 or johnm@ringcentral.com.

If your concerns relate to accounting, internal controls or auditing matters, or if the General Counsel or other designated Legal Department contact or another executive officer is implicated in any violation or suspected violation, you may also contact the Audit Committee of the Board of Directors at 1400 Fashion Island Blvd., 7th Floor, San Mateo, CA 94404. If you wish to remain anonymous, send an anonymous letter addressed to the Audit Committee of the Board of Directors at 1400 Fashion Island Blvd., 7th Floor, San Mateo, CA 94404.

If you make an anonymous report, please provide as much detail as possible, including copies of any documents that you believe may be relevant to the issue.

When reports are not made anonymously, reasonable efforts will be made to keep your identity confidential. In certain circumstances, however, your identity may become apparent during an investigation or may need to be disclosed (e.g., in regulatory proceedings). Accordingly, it is not possible for the company to give a blanket guarantee of confidentiality.

Reprisals, threats, retribution or retaliation against any person who has in good faith reported a violation or a suspected violation of law, this Code or other company policies, or against any person who is assisting in any investigation or process with respect to such a violation, is strictly prohibited.

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Investigations

The Board of Directors or its designated committee will be responsible for investigating violations and determining appropriate disciplinary action for matters involving members of the Board of Directors or executive officers. The Board of Directors or its designated committee may designate others to conduct or manage investigations on its behalf and recommend disciplinary action.

Subject to the general authority of the Board of Directors to administer this Code, the Chief Financial Officer and the General Counsel will be jointly responsible for investigating violations and determining appropriate disciplinary action for other employees, agents and contractors. The Chief Financial Officer and the General Counsel may designate others to conduct or manage investigations on their behalf and recommend disciplinary action. The Chief Financial Officer and the General Counsel will periodically report Code violations and the corrective actions taken to the Board of Directors or its designated committee. The Board of Directors reserves the right to investigate violations and determine appropriate disciplinary action on its own and to designate others to do so in place of, or in addition to, the Chief Financial Officer and the General Counsel.

The company will promptly investigate any suspected violations. A person suspected of violating the Code may be suspended with or without pay while an investigation is conducted. The company will follow local grievance procedures in jurisdictions where such procedures apply.

Disciplinary action

The company will take appropriate action against any employee, agent or contractor whose actions are found to violate the Code. Disciplinary actions may include, at the company’s sole discretion, oral or written reprimand, suspension or immediate termination of employment or business relationship, or any other disciplinary action or combination of disciplinary actions as deemed appropriate to the circumstances. A record of the disciplinary action will be retained in the employee’s personnel file.

In determining what disciplinary action is appropriate in a particular case, the company will take into account all relevant information, including the nature and severity of the violation, any history of warnings and violations, whether the violation appears to have been intentional or inadvertent and whether the violator reported his or her own misconduct. The company will strive to enforce the Code in a consistent manner while accounting for all relevant information.

Where the company has suffered a loss, it may pursue its remedies against the individuals or entities responsible. Certain violations of this Code may also be subject to civil or criminal prosecution by governmental authorities and others. Where laws have been violated, the company’s remedial actions may include reporting violators to the appropriate authorities.

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ADDITIONAL INFORMATION

Nothing in this Code of Business Conduct and Ethics creates or implies an employment contract or term of employment. Employment at the company is employment at-will. Employment at-will may be terminated with or without cause and with or without notice at any time by the employee or the company. Nothing in this Code shall limit the right to terminate employment at-will. No employee of the company has any authority to enter into any agreement for employment for a specified period of time or to make any agreement or representation contrary to the company’s policy of employment at-will. Only the Chief Executive Officer of the company has the authority to make any such agreement, which must be in writing.

The policies in this Code do not constitute a complete list of company policies or a complete list of the types of conduct that can result in discipline, up to and including discharge.

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ACKNOWLEDGMENT

CODE OF BUSINESS CONDUCT AND ETHICS

•	I acknowledge that I have received and read the company’s Code of Business Conduct and Ethics.

•	I acknowledge that I understand the standards, policies and procedures contained in the Code of Business Conduct and Ethics and understand that there may be additional standards, policies, procedures and laws relevant to my position.

•	I agree to comply with the Code of Business Conduct and Ethics.

•	I acknowledge that if I have questions concerning the meaning or application of the Code of Business Conduct and Ethics, any company policies, or the legal or regulatory requirements applicable to my position, it is my responsibility to seek guidance from my manager, the Human Resources Department, the Legal Department or other relevant individuals or departments.

•	I acknowledge that neither this Acknowledgement nor the Code of Business Conduct and Ethics is meant to vary or supersede the regular terms and conditions of my employment by the company or to constitute an employment contract.

(print name)

(signature)

(date)

Please review and sign, and return this form to the Human Resources Department.